AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT APPLICABLE TO

CREDITS

This Endorsement is part of your Contract and its provisions apply in lieu of any Contract provisions to the contrary. There are new definitions in this Endorsement which are introduced below. In this Endorsement, “we”, “our” and “us” mean AXA Equitable Life Insurance Company, “you” and “your” mean the Owner and “Endorsement” means this Endorsement.

The Effective Date of this Endorsement is your Contract Date.

Subject to the terms and conditions of this Endorsement, this Contract provides for an amount, referred to as a “Credit,” to be allocated to your Annuity Account Value (AAV) on the Transaction Date of each Contribution under this flexible premium deferred fixed and variable Annuity Contract as described below.

Credits

Each Credit is a percentage of the Contribution to which it relates. Each Credit is allocated pro rata to the Investment Options in the same proportions as the Contribution to which it relates. If you exercise your right to cancel this Contract (as described on the Contract’s cover page) the amount payable will be reduced by the amount of the Credit. However, the amount payable will reflect any investment gain or loss applicable to the Credit.

[The applicable Credit Percentage under your Contract is [3%].

Conditions Relating to Credits

1.	The amount applied to an Annuity Benefit will be reduced by any Credits applicable to subsequent Contributions made during the [three years] immediately preceding the Transaction Date amounts are applied to an Annuity Benefit.

2.	The Transaction Date on which amounts are applied to an Annuity Benefit may not be earlier than the [fifth Contract Date Anniversary.]

3.	A Credit will apply to a subsequent Contribution only to the extent that the sum of that Contribution and prior Contributions to which no Credit was applied exceeds the sum of all withdrawals under your Contract.

4.

If a Death Benefit is payable as described in Section 6.02 of the Contract and any applicable Endorsement or Rider, during the [twelve month] period beginning with the date of your death, following our receipt of a Contribution to which a Credit was applied, such Credit will be deducted on a pro rata basis from the AAV in the Variable Investment Options and the Guaranteed Interest Option. This deduction will occur on

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the Payment Transaction Date. If there is more than one Beneficiary under the Contract, the date of receipt of due proof and other beneficiary requirements first received by us from a Beneficiary is the date we deduct such Credit. For the purpose of any Death Benefit provision of your Contract that compares the AAV with any other applicable Death Benefit, including any optional rider(s), the AAV used in the comparison will reflect a reduction equal to the amount of such Credit. Credits are deducted from the AAV before any such comparison is made.

5.	We reserve the right to not pay a Credit on any amount transferred from a Prior Contract.

6.	Credits are not applied to the Benefit Base under any optional Rider except to the extent that your AAV is reflected in your Benefit Base by a ratchet or reset thereof.

For purposes of this Endorsement, a “subsequent Contribution” is any Contribution after the initial Contribution.

[/s/ Mark Pearson	[/s/ Karen Field Hazin
Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer]	Secretary and Associate General Counsel]

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